UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 1-11130

(Translation of registrant’s name into English)

3, avenue Octave Gréard 75007 Paris - France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Alcatel-Lucent closes $1.5bn divestment of Genesys business to Permira

Regulatory approvals concluded, closing conditions completed and US$1.5 billion cash received by Alcatel-Lucent

Paris, February 1, 2012 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) announced today that it has formally signed and closed a definitive agreement for the transfer of its Genesys business to a company owned by the Permira Funds and Technology Crossover Ventures. Alcatel-Lucent received a closing cash payment of US$1.5 billion.

Closure of the transaction comes after Alcatel-Lucent received a binding offer from Permira for Genesys on October 19, 2011, and follows the completion of regulatory approvals and consultations in various countries, including a review by the Committee on Foreign Investment in the United States (CFIUS) and the French Ministry of Economy and Finance.

Genesys – which reported 2010 sales of approximately US$500 million - is a recognized world leader in customer service software and contact center solutions for enterprises. The agreement includes the transfer of approximately 1,800 employees worldwide, the management team and the existing business structure of Genesys to ensure seamless continuity with customers and other stakeholders.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost R&D organizations, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent is committed to making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 16 billion in 2010 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la.gamba@alcatel-lucent.com	T : +33(0)1 30 77 35 91
MARY WARD	mary.ward@alcatel-lucent.com	T : +1-908-582-7658

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T : + 1 908-582-7998
CONSTANCE DE CAMBIAIRE	constance.de_cambiaire@alcatel-lucent.com	T : +33 (0)1 40 76 10 13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2012

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer